Exhibit 99.1

King Reports Third Quarter 2015 Results

•	Reported total gross bookings of $502 million, above high end of previously provided guidance range
•	Generates adjusted EBITDA of $180 million for third quarter 2015 representing 38% adjusted EBITDA margin
•	Operating activities provide net cash of $150 million; ends quarter with $920 million of cash and cash equivalents
•	Two King games were top 5 grossing games on both the Apple App Store and Google Play Store in the U.S. for the third consecutive quarter
•	Continued to diversify and expand mobile game portfolio with launch of Blossom Blast Saga, King’s first linker game for mobile
•

Entered into agreement to be acquired by Activision Blizzard for $18.00 in cash per share, representing $5.9 billion total equity value and 27% premium over three month volume weighted average price per share

London and New York, November 4, 2015 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the third quarter ended September 30, 2015.

King CEO Riccardo Zacconi said, “Our third quarter 2015 gross bookings exceeded the high end of our guidance range, and for the third consecutive quarter Candy Crush Saga and Candy Crush Soda Saga ranked within the top 5 grossing games in the Apple App Store and Google Play Store in the U.S.  These results reflect our continued execution of our franchise strategy and the longevity of our brands. We are also pleased to have recently launched Blossom Blast Saga, our first game with a linker mechanic, and look forward to introducing this new game play to players around the globe.”

Zacconi added, “We are excited about the transaction with Activision Blizzard.  We believe the transaction will position us very well for the next phase of our company’s evolution and will bring clear benefits to our players and employees, while providing a return to our shareholders through the share price premium and the immediate liquidity it will provide to all shareholders upon completion.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three Months Ended
	September 30,	September 30,
	2015	2014
Non-GAAP and Other Financial Results
Gross bookings	$502	$544
Adjusted revenue	$473	$523
Adjusted EBITDA	$180	$216
Adjusted EBITDA margin	38%	41%
Capital expenditures	$15	$8
Adjusted profit	$142	$177
Adjusted EPS	$0.45	$0.56

GAAP Results
Revenue	$480	$514
Profit	$143	$142
Diluted EPS	$0.45	$0.45
Net cash provided by operating activities	$150	$176
Cash and cash equivalents at end of period	$920	$976

Key Performance Metrics
Monthly active users (MAUs)	474	495
Daily active users (DAUs)	133	137
Monthly unique users (MUUs)	330	348
Monthly unique payers (MUPs)	6.847	8.669
Monthly gross average bookings per paying user (MGABPPU)	$24.45	$20.92

 Recent Highlights

•

Maintained two King games in top 5 grossing games for three consecutive quarters, and at least three King games in top 15 grossing games for seven consecutive quarters on both the Apple App Store and Google Play Store in the U.S.[1]

•	Gross bookings from non-Candy Crush Saga[2] titles increased 14% year over year to $301 million, or 60% of total gross bookings in third quarter 2015
•	Launched Blossom Blast Saga, King’s first linker game for mobile, on the Apple App Store and Google Play Store, expanding the global game portfolio to a total of 14 titles
•	Launched Paradise Bay on both the Google Play Store and Amazon Appstore, and Candy Crush Soda Saga for Windows 10 and Windows Phone 8.1 on the Windows Store
•	Executed on the franchise strategy introducing new live ops formats in all four franchises and increasing the frequency of events during third quarter 2015
•	Broadened the game portfolio in Asia launching localized versions of Bubble Witch 2 Saga in Korea and China

Third Quarter 2015 Results Summary

Gross Bookings and Revenue

•

Gross bookings were $502 million for third quarter 2015, representing a sequential decrease of $27 million, or 5%, and a year over year decrease of $42 million, or 8%.  Excluding the impact of changes in foreign exchange rates, gross bookings would have decreased by approximately 5% sequentially, and increased slightly year over year.

•

In third quarter 2015, 82% or $414 million of gross bookings, were derived from our mobile audience. This represented 4% sequential and 1% year over year decreases in mobile gross bookings. Gross bookings from web platforms were $87 million in third quarter 2015, representing 11% sequential and 31% year over year decreases.

•

Gross bookings from games other than Candy Crush Saga[2] were $301 million for third quarter 2015, representing a sequential decrease of $23 million, or 7%, and a year over year increase of $37 million, or 14%.

•	Revenue was $480 million for third quarter 2015, representing a sequential decrease of $10 million, or 2%, and a year over year decrease of $35 million, or 7%.
•

The decreases in both gross bookings and revenue from second quarter 2015 to third quarter 2015 were primarily driven by our largest franchise, Candy Crush, as it continues to mature.  Third quarter 2015 revenue also reflects the change in deferred revenue primarily from breakage revenue related to inactive players’ unused virtual currency balances.

•

The decreases in both gross bookings and revenue from third quarter 2014 to third quarter 2015 were primarily due to lower gross bookings from our more mature games, in particular Candy Crush Saga, partially offset by increased gross bookings from our newer games, in particular Candy Crush Soda Saga.  Additionally, no new franchise games were launched in the first nine months of 2015, as compared to two franchise game launches during the same period in the prior year. Franchise games tend to offset declines in our more mature games. The decrease in revenue also reflects a higher sales tax related to the new value added tax legislation in the European Union effective in 2015 and sales tax provision reductions in other jurisdictions in 2014, partially offset by the change in deferred revenue primarily resulting from the recognition of breakage revenue described above.

Adjusted EBITDA

•

Third quarter 2015 adjusted EBITDA was $180 million, representing a decrease of $27 million, or 13%, compared to second quarter 2015.  The sequential decrease was primarily due to lower gross bookings and revenue and higher general and administrative expenses, which were partially offset by lower platform fees.

•

Compared to third quarter 2014, adjusted EBITDA decreased $36 million, or 17%.  The year over year decrease was primarily due to lower gross bookings and revenue and higher research and development and general and administrative expenses, which were partially offset by lower platform fees and sales and marketing expenses.

[1]	According to App Annie.
[2]

“Non-Candy Crush Saga gross bookings” or “gross bookings from games other than Candy Crush Saga” represents total gross bookings (including Candy Crush Soda Saga) less gross bookings from Candy Crush Saga.

Profit

•

Profit was $143 million for third quarter 2015, increasing by $23 million, or 20%, compared to second quarter 2015. The increase was primarily due to change in deferred revenue, acquisition-related benefit, lower income tax expense and lower share-based and other equity-related compensation expenses, which were partially offset by lower adjusted EBITDA.

•

Third quarter 2015 profit increased by $1 million, or 1%, compared to third quarter 2014.  The increase was primarily due to change in deferred revenue, acquisition-related benefit, lower income tax expense and lower share-based and other equity-related compensation expenses, which were partially offset by lower adjusted EBITDA and foreign exchange gain.

Cash and Cash Equivalents

•	Cash and cash equivalents were $920 million at September 30, 2015, up $134 million since June 30, 2015.

Network Reach

•	MAUs were 474 million in third quarter 2015, down 27 million, or 5%, from second quarter 2015, and down 21 million, or 4%, from third quarter 2014.
•	DAUs were 133 million in third quarter 2015, down 9 million, or 6%, from second quarter 2015, and down 4 million, or 3%, from third quarter 2014.
•

The sequential decreases in MAUs and DAUs were due to a decrease in game activity, primarily in Candy Crush Saga, as well as in most of our other mature games. The rate of decline was higher on web, which we believe is primarily due to a continuing decline in overall Facebook desktop users.

•

The year over year decreases in MAUs and DAUs were due to declines in our more mature games, particularly Candy Crush Saga, partially offset by the introduction of additional games, notably Candy Crush Soda Saga. The year over year decreases continue to reflect growth in activity from our mobile players, which were more than offset by the continued decrease in activity from our Facebook players.

•	MUUs were 330 million in third quarter 2015, down 10 million, or 3%, from second quarter 2015, and down 18 million, or 5%, from third quarter 2014.
•

The sequential decrease in MUUs was reflected in both web and mobile, but at a greater rate of decline on web, which we believe is primarily due to a continuing decline in overall Facebook desktop users.  In addition, we observed that the sequential decline in overall MUUs was primarily from our less engaged players, which we define as players who play in only one game, most of whom played Candy Crush Saga. MUUs declined at a slower rate than in second quarter 2015, which we believe reflects our efforts to improve retention and engagement through continuous game optimization and implementation of live ops in our franchise games, as well as recent game launches.

•

The year over year decrease in MUUs reflects a decline in Facebook players, partially offset by an increase in mobile players. The slower decline in MAUs compared to the decline in MUUs indicates a higher portion of players are playing more than one of our games, which we believe is primarily due to the addition of games to our portfolio and our active cross-promotion efforts.

Monetization

•	Monthly Unique Payers (MUPs) in third quarter 2015 were 6.847 million, down 742,000, or 10%, from second quarter 2015, and down 1.822 million, or 21%, from third quarter 2014.
•

The year over year decrease in MUPs reflects decreases on mobile and web, as well as a decrease in our less engaged payers, partially offset by growth in payers who pay in our newer games, primarily Candy Crush Soda Saga. Additionally, our transition to virtual currency in our mobile games through the end of 2014 contributed to the decline in MUPs as virtual currency reduces the frequency of transactions due to purchases of larger packages of virtual currency which are used over extended periods.

•	Monthly Gross Average Bookings per Paying User (MGABPPU) increased to $24.45 in third quarter 2015, up $1.19, or 5%, from second quarter 2015, and up $3.53, or 17%, from third quarter 2014.
•	The sequential increase in MGABPPU primarily reflects the impact of product optimizations introduced in our games, particularly our broader deployment of live ops.
•

The year over year increase in MGABPPU reflects a higher portion of our payers are paying in more than one game, as we have observed that payers who spend in multiple games tend to spend higher amounts than those who pay in only one game.  The increase also reflects our introduction of product optimizations, including live ops, as well as our transition to virtual currency throughout 2014, which enables players to transact at higher amounts.

Activision Blizzard Transaction

On November 2, 2015 the Company announced that it signed a definitive agreement to be acquired by Activision Blizzard, Inc, a global interactive entertainment company.  Under the terms of the agreement Activision Blizzard will purchase all outstanding and issued shares for $18 in cash per share, for a total equity value of approximately $5.9 billion.  The proposed transaction is being implemented by means of a scheme of arrangement under Irish law. The transaction is subject to approval by King’s shareholders and the Irish High Court, clearances by the relevant antitrust authorities and other customary closing conditions, and is expected to close by Spring 2016.

Outlook

The following forward-looking statement reflects King’s expectations as of November 4, 2015:

Based on the timing of our game releases and recent trends, we expect gross bookings of $475 million to $500 million in fourth quarter 2015.

Conference Call Information

King will host a conference call today, November 4, 2015 at 4:30p.m. Eastern Time to discuss the Company’s results as well as forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

U.S. callers: +1 877-201-0168

International callers: +1 647-788-4901

Conference ID: 56447561

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (U.S. callers), or +1 404-537-3406 (International callers), conference ID: 56447561.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It had a network of 330 million monthly unique users as of third quarter 2015, has developed more than 200 exclusive games, and offers games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Malmö, London, Barcelona, Berlin, Singapore, and Seattle, along with offices in San Francisco, Malta, Seoul, Tokyo, Shanghai and Bucharest.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future outlook are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; delays to the launch of new games; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; market acceptance of new games and enhancements to existing games; intense industry competition; our reliance on the casual game format and the success of our efforts to expand beyond the casual format; the need to anticipate and successfully develop games for new technologies, platforms and devices; challenges in measuring our key operating metrics, and real or perceived inaccuracies in such metrics; continued decline in our gross bookings levels and the levels of certain other financial and operating metrics levels and/or fluctuations in our quarterly operating results and other key metrics; reliance on various third-party platforms; reliance on key personnel; acquisition-related risks, including our ability to integrate our recent acquisitions and unforeseen difficulties in developing and introducing new games from acquired companies and customer acceptance of such games; protection or enforcement of our intellectual property rights; the continued effectiveness of our marketing programs; litigation risks and associated costs; risks associated with operating and offering games in multiple jurisdictions; general economic conditions, their impact on consumer spending and foreign currency exchange rates; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s U.S. Securities and Exchange Commission filings and reports, including in the Form 20-F filed by the Company with the U.S. Securities and Exchange Commission on February 13, 2015, and all future filings and reports by the Company. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP and Other Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted profit and adjusted EPS, as well as certain gross bookings information presented on a constant currency basis. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments. The Company uses gross bookings to evaluate the results of operations, generate future operating plans and assess performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of the business performance during a particular period because it measures the total cash spend by players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related (benefit) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security charges associated therewith), changes in deferred revenue, acquisition-related (benefit) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments) and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Foreign Exchange Effect on Gross Bookings: Certain gross bookings information in this release is presented on a constant currency basis. This information was calculated using exchange rates consistent with those in effect for the comparative periods. We believe the constant currency measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business. Investors should be cautioned that the effect of changing foreign currency exchange rates has an actual effect on operating results.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

For definitions of key performance indicators including MAUs, DAUs, MUUs, MUPs and MGABPPU please see “Key Operating Metrics” in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on our about the date of this announcement.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Contacts

Investors:	Media:
Alice Ryder, VP of Investor Relations	Susannah Clark, VP of Communications
ir@king.com	press@king.com

Brunswick Group
kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,
	2015	2014
Revenue	$479,709	$514,352
Other income	2,846	-
Costs and expenses*:
Cost of revenue	148,561	163,389
Research and development	44,732	42,278
Sales and marketing	89,271	100,745
General and administrative	42,483	38,891
Total costs and expenses	325,047	345,303
Other gains	16,614	18,572
Net finance costs	(272)	(177)
Profit before tax	173,850	187,444
Income tax expense	31,166	45,779
Profit	$142,684	$141,665

Earnings per share attributable to the equity holders of the Company during the period:
Basic earnings per share	$0.46	$0.45
Diluted earnings per share	$0.45	$0.45

Weighted average number of shares used in computing earnings per share:
Basic	311,473	312,500
Diluted	317,026	317,564

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$218	$556
Research and development	7,937	12,803
Sales and marketing	2,510	1,896
General and administrative	8,793	15,507
Total share-based and other equity-related compensation expense	$19,458	$30,762

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Nine Months Ended September 30,
	2015	2014
Revenue	$1,538,754	$1,714,624
Other income	10,815	-
Costs and expenses*:
Cost of revenue	484,850	541,969
Research and development	145,804	129,401
Sales and marketing	273,329	347,645
General and administrative	122,265	147,161
Total costs and expenses	1,026,248	1,166,176
Other gains	21,651	16,455
Net finance costs	(661)	(709)
Profit before tax	544,311	564,194
Income tax expense	118,199	129,960
Profit	$426,112	$434,234

Earnings per share attributable to the equity holders of the Company during the period:
Basic earnings per share	$1.36	$1.41
Diluted earnings per share	$1.34	$1.38

Weighted average number of shares used in computing earnings per share:
Basic	312,326	307,068
Diluted	317,638	314,370

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$1,089	$5,202
Research and development	32,506	52,369
Sales and marketing	8,690	9,670
General and administrative	36,420	72,949
Total share-based and other equity-related compensation expense	$78,705	$140,190

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	September 30,	December 31,
	2015	2014
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$920,302	$963,972
Trade and other receivables	210,811	228,392
Income tax receivable	38,864	103,748
Total current assets	1,169,977	1,296,112
Non current assets
Intangible assets, net	103,825	48,587
Property, plant and equipment, net	43,074	34,310
Deferred tax assets	19,552	14,733
Income tax receivable	42,462	38,431
Other deposits	2,571	9,604
Total non current assets	211,484	145,665
Total assets	$1,381,461	$1,441,777
Liabilities and shareholders' equity
Current liabilities
Trade and other payables	101,634	137,638
Deferred revenue	38,617	34,310
Income tax liabilities	148,594	232,637
Provision for other liabilities	3,817	-
Total current liabilities	292,662	404,585
Non current liabilities
Deferred tax liabilities	3,968	669
Income tax liabilities	51,897	51,589
Provision for other liabilities	6,658	3,055
Other non current liabilities	3,668	13,000
Total non current liabilities	66,191	68,313
Total liabilities	$358,853	$472,898
Shareholders' equity
Share capital	77	78
Other reserves	382,293	456,499
Retained earnings	640,238	512,302
Total shareholders' equity	1,022,608	968,879
Total liabilities and shareholders' equity	$1,381,461	$1,441,777

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities
Profit for the period	$426,112	$434,234
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	19,328	9,292
Equity settled share-based payments	64,579	94,865
Unrealized foreign currency exchange gain	(8,388)	(14,605)
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	1,496	692
Impairment charge	2,104	-
Net finance costs	661	709
Income tax expense	118,199	129,960
Change in fair value of contingent consideration	(19,000)	-
Change in deferred revenue	4,307	9,802
Change in provisions	7,420	(6,953)
Changes in operating assets and liabilities:
Trade receivables	24,156	32,413
Prepayments, other receivables, current and non current assets	(1,898)	(18,377)
Trade payables	(7,174)	(13,334)
Accrued expenses and other liabilities	(25,591)	(55,173)
Cash generated from operations	606,311	603,525
Interest received	214	181
Finance costs paid	(590)	(759)
Income tax paid, net of refunds	(141,648)	(96,232)
Net cash provided by operating activities	464,287	506,715
Cash flows from investing activities
Purchases of intangible assets	(9,951)	(5,520)
Purchase of property, plant and equipment	(25,419)	(18,270)
Purchase of business, net of cash acquired	(44,574)	(18,039)
Net cash used in investing activities	(79,944)	(41,829)
Cash flows from financing activities
Payment of dividends	(298,176)	(217,116)
Proceeds from initial public offering	-	329,404
Repurchase of the company's share capital	(125,729)	(1,240)
Proceeds from exercise of share options and employee share plan	2,399	3,062
Net cash (used in) provided by financing activities	(421,506)	114,110
Net (decrease) increase in cash and cash equivalents	(37,163)	578,996
Cash and cash equivalents at the beginning of the period	963,972	408,695
Exchange losses on cash and cash equivalents	(6,507)	(11,336)
Cash and cash equivalents at the end of the period	$920,302	$976,355

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended September 30,
	2015	2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$479,709	$514,352
Sales tax	29,259	20,972
Other revenue	(1,485)	(1,901)
Movement in player wallet and other adjustments	975	1,495
Change in deferred revenue	(6,314)	9,001
Gross bookings	$502,144	$543,919

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$479,709	$514,352
Change in deferred revenue	(6,314)	9,001
Adjusted revenue	$473,395	$523,353

Reconciliation of Profit to Adjusted EBITDA:
Profit	$142,684	$141,665
Add:
Income tax expense	31,166	45,779
Foreign currency exchange gain	(1,614)	(16,072)
Acquisition-related (benefit) expense	(12,537)	3,784
Non-operating income	-	(2,500)
Net finance costs	272	177
Share-based and other equity-related compensation	19,458	30,762
Change in deferred revenue	(6,314)	9,001
Depreciation and amortization	7,266	3,473
Adjusted EBITDA	$180,381	$216,069
Adjusted EBITDA margin	38%	41%

Reconciliation of Profit to Adjusted Profit:
Profit	$142,684	$141,665
Add:
Share-based and other equity-related compensation	19,458	30,762
Acquisition-related (benefit) expense	(12,537)	3,784
Change in deferred revenue	(6,314)	9,001
Amortization of acquired intangible assets	635	127
Tax effect of adjustments	(2,311)	(7,933)
Adjusted profit	$141,615	$177,406

Reconciliation of Adjusted EPS:
Adjusted profit	$141,615	$177,406
Diluted weighted average number of ordinary shares	317,026	317,564
Adjusted EPS	$0.45	$0.56

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

Three Months Ended
June 30,
2015
Reconciliation of Revenue to Gross Bookings:
Revenue	$489,532
Sales tax	30,005
Other revenue	(1,554)
Movement in player wallet and other adjustments	1,156
Change in deferred revenue	10,352
Gross bookings	$529,491

Reconciliation of Profit to Adjusted EBITDA:
Profit	$119,303
Add:
Income tax expense	40,282
Foreign currency exchange loss	3,884
Acquisition-related expense	455
Non-operating income	2
Net finance costs	173
Share-based and other equity-related compensation	26,533
Change in deferred revenue	10,352
Depreciation and amortization	6,376
Adjusted EBITDA	$207,360
Adjusted EBITDA margin	41%

Foreign Exchange Effect on Gross Bookings:
	Three Months Ended
Sequential	September 30, 2015	June 30, 2015
Reported gross bookings	$502,144	$529,491
Foreign exchange effect on Q3-15 gross bookings using Q2-15 rates	1,651
Gross bookings excluding foreign exchange effect	$503,795
Reported gross bookings sequential change %	(5%)
Gross bookings excluding foreign exchange effect sequential change %	(5%)

	Three Months Ended
Year over Year	September 30, 2015	September 30, 2014
Reported gross bookings	$502,144	$543,919
Foreign exchange effect on Q3-15 gross bookings using Q3-14 rates	43,601
Gross bookings excluding foreign exchange effect	$545,745
Reported gross bookings year over year change %	(8%)
Gross bookings excluding foreign exchange effect year over year change %	0%